UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SPECIAL REPORT PURSUANT TO RULE 15(d)-2

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only financial statements for the fiscal year ended September 30, 2005

Commission File Number 333-125335

ADVANCED BIOENERGY, LLC

(Name of small business issuer in its charter)

Delaware	20-2281511
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

137 N. 8th Street, Geneva, Nebraska 68361
(Address of principal executive offices)

(402) 759-3773
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐  Yes    ☒  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.     ☐  Yes    ☒  No

Check whether the issuer:  (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes    ☐  No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

State issuer’s revenues for its most recent fiscal year. None.

As of September 30, 2005, the aggregate market value of the membership units held by non-affiliates (computed by reference to the most recent offering price of Class A membership units) was $6,250,000.   As of September 30, 2005, there were 625,000 membership units outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Transitional Small Business Disclosure Format (Check one):  ☐  Yes    ☒  No

This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only financial statements for the fiscal year ended September 30, 2005.

Controls and Procedures.

Our management, including our Chairman (the principal executive officer), Revis L. Stephenson III, along with our Treasurer, (the principal financial officer), Robert W. Holmes, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2005.  Based upon this review and evaluation, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to us is recorded, processed, summarized and reported within the time periods required by the forms and rules of the Securities and Exchange Commission.

Our management, consisting of our Chairman and our Treasurer, have reviewed and evaluated any changes in our internal control over financial reporting that occurred as of September 30, 2005 and there has been no change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

2

Advanced BioEnergy, LLC

(A Development Stage Company)

Financial Report

September 30, 2005

McGladrey & Pullen, LLP is an independent member firm of RSM International,

an affiliation of separate and independent legal entities.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Advanced BioEnergy, LLC

Fairmont, Nebraska

We have audited the accompanying balance sheet of Advanced BioEnergy, LLC (a development stage company) (the Company) as of September 30, 2005, and the related statements of operations, changes in members’ equity and cash flows for the period from January 4, 2005 (date of inception) to September 30, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced BioEnergy, LLC as of September 30, 2005, and the results of its operations and its cash flows for the period from January 4, 2005 (date of inception) to September 30, 2005, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

January 19, 2006

McGladrey & Pullen, LLP is an independent member firm of RSM International,

an affiliation of separate and independent legal entities.

ADVANCED BIOENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

September 30, 2005

ASSETS

CURRENT ASSETS
Cash	$893,587
Prepaid expenses	58,230
Other receivable	2,358

TOTAL CURRENT ASSETS	954,175

PROPERTY AND EQUIPMENT
Office equipment	38,685
Leasehold improvement	8,513
47,198
Less accumulated depreciation	(2,275)
44,923

OTHER ASSETS
Land option deposits	30,000
Deposit	26,400
Deferred offering and financing costs	354,013
410,413

TOTAL ASSETS	$1,409,511

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$193,673
Accrued expenses	5,972

TOTAL CURRENT LIABILITIES	199,645

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY
Members’ capital, $10 par value, authorized 20,000,000 units, issued 625,000 units	3,174,098
Loss accumulated during development stage	(914,232)
Unearned unit compensation, 105,000 units	(1,050,000)
1,209,866

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,409,511

See accompanying notes to financial statements.

ADVANCED BIOENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

Period from
Inception
(January 4, 2005) to
September 30, 2005

REVENUES	$—

OPERATING EXPENSES
Start-up expenses	723,750
Accounting	3,765
Consulting fees	73,666
Legal	34,791
Dues	145
Directors meetings and expenses	40,229
Office expenses	6,825
Office labor	10,381
Payroll tax expense	721
Insurance	7,341
Utilities	4,190
Rent	2,100
Advertising and promotion	3,192
Licenses and fees	662
Depreciation	2,275
Miscellaneous	199
914,232

LOSS ACCUMULATED DURING THE DEVELOPMENT STAGE	$(914,232)

Weighted Average Units Outstanding	$362,794

Loss Per Unit - Basic and Diluted	$(2.52)

See accompanying notes to financial statements.

ADVANCED BIOENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Period from January 4, 2005 (Date of Inception)

to September 30, 2005

		Loss
		Accumulated
		During	Unearned
	Members’	Development	Unit
	Capital	Stage	Compensation	Total

MEMBERS’ EQUITY - January 4, 2005	$—	$—	$—	$—

Sale of 450,000 membership units, net of costs of $25,902	1,474,098	—	—	1,474,098
Issuance of 7,500 membership units	25,000	—	—	25,000
Issuance of 125,000 restricted membership units	1,250,000	—	(1,250,000)	—
Issuance of 42,500 restricted membership units	425,000	—	(425,000)	—
Amortization of unearned unit compensation	—	—	625,000	625,000

Loss accumulated during development stage	—	(914,232)	—	(914,232)

MEMBERS’ EQUITY - September 30, 2005	$3,174,098	$(914,232)	$(1,050,000)	$1,209,866

See accompanying notes to financial statements.

ADVANCED BIOENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

Period from
Inception
(Jan 4, 2005)
to September 30, 2005
OPERATING ACTIVITIES
Net loss	$(914,232)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	2,275
Consulting services received for membership units	625,000
Changes in operating assets and liabilities
Prepaid expenses	(58,230)
Other receivable	(2,358)
Accounts payable	80,107
Accrued expenses	5,972
NET CASH USED IN OPERATING ACTIVITIES	(261,466)

INVESTING ACTIVITIES
Payment of deposits	(26,400)
Payments for capital expenditures	(46,835)
Payment of land option deposits	(30,000)

NET CASH USED IN INVESTING ACTIVITIES	(103,235)

FINANCING ACTIVITIES
Proceeds from sale of membership units	1,500,000
Payment of costs of raising capital	(19,462)
Payment of deferred offering and financing costs	(222,250)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,258,288

NET INCREASE IN CASH	893,587

CASH - beginning of period	—

CASH - end of period	$893,587

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Accounts payable incurred for cost of raising capital	$6,440

Accounts payable incurred for deferred offering costs	$106,763

Accounts payable incurred for capital expenditures	$363

Offering consulting services received in exchange for membership units	$25,000

Offering and financing consulting services received in exchange for membership units	$1,050,000

See accompanying notes to financial statements.

ADVANCED BIOENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPAL BUSINESS ACTIVITY – Advanced BioEnergy, LLC is a development stage Delaware limited liability company (the Company).  The Company was organized in January 2005 to pool investors to build a 100 million gallon ethanol plant to be located near Fairmont, Nebraska.  Construction is projected to begin in 2006.  As of September 30, 2005, the Company is in the development stage with its efforts being principally devoted to organizational and equity raising activities.

USE OF ESTIMATES – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

FISCAL REPORTING PERIOD – The Company has adopted a fiscal year ending September 30 for financial reporting purposes.

CASH AND CASH EQUIVALENTS – The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.  The Company’s cash balances are maintained in bank depositories and exceed federally insured limits.  The Company has not experienced losses in such accounts.

UNEARNED UNIT COMPENSATION – Subsequent to the seed capital offering, the original two members received compensation in the form of the restricted equity units valued at $1.25 million (equivalent to $10 per unit which is comparable to the price of purchased units) for their efforts in developing the project.  The Company also issued 42,500 in restricted membership units valued at $425,000 (equivalent to $10 per unit which is comparable to the price of purchased units) to a related development consultant company.  The restriction will be removed as services are provided and selected milestones are achieved.  The earned portion of $1.25 million is being expensed as start-up expenses.  As of September 30, 2005, $625,000 had been earned and expensed with the remaining $625,000 included as unearned compensation.  The $425,000 will be netted against the proceeds from the capital-raising efforts or deferred as loan cost and amortized over the term of the related debt.  The determination of the amount to allocate as offering cost and loan cost will be made as services are provided.  Currently, the entire amount is being presented as unearned unit compensation.

DEFERRED OFFERING AND FINANCING COSTS – The Company defers costs incurred to raise equity and debt financing until the related equity or debt is issued.  At the time of issuance of such equity, the deferred offering costs are netted against the proceeds received.  Once the financing is secured and principal payments begin, the deferred financing costs will be amortized over the term of the debt.  If the equity and debt financing does not occur, such costs will be expensed.  These deferred costs totaled $354,013 at September 30, 2005.

The Company has offset $25,902 of deferred offering costs against the equity proceeds raised under a private placement memorandum.

INCOME TAXES – The Company is organized as a limited liability company under Delaware law.  Under this type of organization, the Company is treated as a partnership for federal and state income tax purposes with its earnings or losses passing through to the members and subject to taxation at the member level.  Accordingly, no income tax provision or benefit is reflected in these financial statements.

ORGANIZATIONAL AND START-UP COSTS – The Company expenses all organizational and start-up costs as they are incurred.

DEPOSIT – To secure office space, the Company was required to pay one month’s rent in advance in the form of a refundable deposit.

LOSS PER UNIT – Basic and diluted loss per unit are computed using the weighted average number of vested units outstanding during the period, including vested restricted untis.  Unvested restricted units are considered unit equivalents; however, they have not been included in this computation of diluted loss per unit as their effect would be anti-dilutive.  The effect of the unit distribution discussed in Note B has been retroactively applied to the weighted average units outstanding in the loss per unit computation as if it happened at inception.

RESTRICTED STOCK – The Company has issued restricted units to certain directors for services outside their role as directors at fair value under Financial Accounting Standards Board (FASB) Statement No. 123.  All units issued are subject to various restriction requirements.  Of the 625,000 membership units outstanding, 305,000 units are subject to a lock-up agreement between the two founding members and a related party development company.  The lock-up agreement prohibits the transfer of the shares until May 2008.  Of the 625,000 units issued 320,000 units are unrestricted, 179,167 are vested restricted and 125,833 are unvested restricted.

RECENTLY ISSUED ACCOUNTING PROUNCEMENTS – The Financial Accounting Standards Board (FASB) has issued Statement No. 123 (Revised), Share-Based Payment (FAS123(R)).  This Statement establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which and entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, or that may be settled by the issuance of those equity instruments.  Statement No. 123(R) covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.  FAS 123(R) replaces existing requirements under FASB Statement No. 123 and eliminates the ability to account for share-based compensation transactions using the intrinsic value method prescribed by APB Opinion No. 25.  For the Company, FAS 123(R) is effective as of the first interim reporting period in the Company’s fiscal year that begins after December 15, 2005.

NOTE B:  MEMBERS’ EQUITY

The Company was formed on January 4, 2005 to have a perpetual life.  It was initially capitalized by its members who contributed an aggregate of $550,000 for 165,000 membership units.  The Company initially has one class of membership units with the board of directors having the authority to create additional classes of units if deemed necessary.

As specified in its amended and restated operating agreement, the Company is authorized to issue up to 20,000,000 membership units with any additional units requiring the consent of a majority of the members.

The Company issued a confidential private placement memorandum (seed capital offering) in February 2005, for the sale of 450,000 membership units, including the 165,000 units originally contributed, with no stated minimum requirement.  The minimum investment for a potential investor was 5,000 units or $50,000, with increments of 500 units or $5,000, thereafter.  The entire purchase amount was due upon subscribing.  The Company received subscriptions for the $1,500,000 and closed the offering on April 14, 2005 for the purpose of funding the development, organizational and offering expenses.  The Company also issued an additional 7,500 units for services provided in connection with this private offering.

The initial board of directors authorized a unit distribution to the seed capital members equal to two additional units for every one unit issued and outstanding at the time the seed capital offering was closed.  This has been accounted for similar to a stock split with retroactive adjustment to the number of shares outstanding as if it occurred at inception.

Subsequent to the unit distribution, the Company issued 42,500 restricted membership units to a related development consultant company for services discussed in Note C.  The restriction on the units provide for the return of the units if the Company does not begin construction of the project on or before December 31, 2007 or files Articles of Dissolution before beginning construction of the project.

The Company also issued an additional 125,000 restricted membership units to the two initial members of the Company for services discussed in Note D.  The restrictions on these units are removed equally upon the Company reaching three separate milestones.  These milestones relate to the filing of an SB-2 with the Securities and Exchange Commission (SEC), executing a definitive financing agreement, and production of ethanol from the completed project.  At September 30, 2005, 83,333 units remain restricted from the original issuance of 125,000 units.

The Company filed a Form SB-2 Registration Statement with the SEC which became effective November 10, 2005.  The offering is for a minimum of 3,366,250 and a maximum of 6,732,500 membership units for sale at $10 per unit.  There is a minimum purchase of 2,500 units with additional units to be purchased in increments of 100.  The offering will end no later than the date the maximum units are sold or November 10, 2006, whichever occurs first.  The Company may also end the offering any time after the minimum number of units has been sold and prior to November 10, 2006.  The unit sales proceeds will be held in an escrow account until the receipt of the minimum offering and a written debt financing commitment, November 10, 2006, or termination or abandonment of the offering.

As of December 31, 2005, the Company has received 6,000,000 membership subscriptions related to the capital-raising efforts discussed above.  In connection with the subscriptions, approximately 10% was received and is being held in escrow, with notes receivable given for the unpaid subscriptions.  The amounts held in escrow and remaining receivables are subject to certain triggering events before the escrow can be released and remaining proceeds collected.

Income and losses are allocated to all members based upon their respective percentage of units held.  The transfer of units is restricted by the Company’s operating agreement.  Generally, unless a transfer is permitted under the Company’s operating agreement or by operation of law, such as upon death, units cannot be transferred without the prior written approval of a majority of directors.

NOTE C:  RELATED PARTY TRANSACTIONS

The Company paid a development consulting company owned by two of its directors for assistance with negotiating contracts, planning the equity marketing effort and securing debt financing.  As of September 30, 2005 the Company had incurred consulting charges of approximately $473,000, which includes 42,500 restricted units issued for services valued at $425,000 that have been included in unearned unit compensation in the statement of members’ equity.  See the agreement terms in Note D.

The Company had accounts payable to related parties totaling $3,837 as of September 30, 2005.

A member of the Company is currently the president of the Company’s primary bank depository.

NOTE D:  COMMITMENTS AND CONTINGENCIES

Design build

The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to approximate $132,500,000.  The Company anticipates funding the development of the ethanol plant by raising additional equity of at least $33,662,500 and securing financing for up to $98,837,500.  The amount of debt financing needed depends on the amount of equity raised in the offering.  Currently, the Company has signed a letter of intent with an unrelated contractor to design and build the ethanol plant at a total contract price of approximately $98,000,000 which is contingent upon raising the equity and obtaining adequate financing.  In May 2005, the Company received a summary of proposed terms from a financial institution for this debt financing with no formal commitment rendered as of September 30, 2005.

There are no assurances that the Company will be able to obtain the necessary debt financing, other financing or grants sufficient to capitalize the project.

Land

In February 2005, the Company entered into a contract to have the option to purchase approximately 87 acres of land in Fillmore County, Nebraska, for $478,500.  The Company deposited $5,000 of earnest money with an unrelated party for this option.  The initial option shall extend until August 1, 2006.  If the option is exercised during the time permitted, the $5,000 deposit will be applied to the purchase price.

During February 2005, the Company entered into another agreement to have the option to purchase up to 112 acres of land in Fillmore County, Nebraska, for $6,000 per acre.  The Company deposited $10,000 of earnest money with an unrelated party for this option.  The initial option shall extend until August 1, 2006.  If the option is exercised during the time permitted, the $10,000 deposit will be applied to the purchase price.  Subsequent to September 30, 2005, the Company purchased this acreage for a total of $672,000.  The Company paid $57,200 plus the $10,000 deposit that was previously paid for a total of $67,200.  The remaining $604,800 was recorded as a note payable, with interest at the rate of 7% per annum to be paid quarterly, and is due at the time the Company obtains financing or April 15, 2006, whichever occurs first.

In April 2005, the Company entered into two contracts to have the option to purchase approximately 103 acres and 148 acres of land in Fillmore County, Nebraska, for $566,500 and $740,000, respectively.  The Company deposited $5,000 and $10,000, respectively, of earnest money with unrelated parties for these options.  The options extend until August 1, 2006.  If the options are exercised during the time permitted, the deposits will be applied to the purchase price.  Subsequent to September 30, 2005, the Company purchased the 148 acre parcel for a total of $740,000.  The Company paid $64,000 plus the $10,000 deposit that was previously paid for a total of $74,000.  The remaining $666,000 was recorded as a note payable, with interest at the rate of 7% per annum to be paid quarterly, and is due at the time the Company obtains financing or April 15, 2006, whichever occurs first.

Consulting

In March 2005, the Company signed an agreement with a related party for assistance with negotiation of contracts, planning of the equity marketing effort and securing debt financing.  The agreement began upon execution and shall continue through the closing date as defined in the agreement.  The development consultant received compensation as follows: 7,500 unrestricted membership units at execution, $1,500 per week from execution through the closing of the equity financing and $375 per day after the closing of the equity financing, plus reimbursement of approved expenses up to a weekly maximum reimbursement of $750.  In addition, the development consultant received compensation of 42,500 restricted membership units subsequent to the close of the seed capital offering.  The Company may only terminate this agreement for cause as defined in the consulting agreement.  The consultant may terminate this agreement with fourteen days’ written notice.

In March 2005, the Company signed an agreement with an unrelated party for initial railroad engineering services.  The estimated cost of the services is $7,000, which is to be billed on an actual time and materials basis.  As of September 30, 2005 the Company had incurred and paid charges of approximately $7,000.

The Company signed an agreement with an unrelated entity for consulting and energy management services relative to supplies of natural gas and electricity of the plant commencing April 1, 2005 and continuing for twenty-four months after the plant’s completion date.  This agreement may be terminated by either party after the initial term by sixty days’ written notice.  The fees include $35,000 payable upon the April 1, 2005 commencement and $3,500 per month beginning after start-up of the plant plus approved travel expenses.

In March 2005, the Company signed a planting agreement, in concurrence with the land purchase options, with an unrelated agricultural producer for $190 per acre plus specified actual expenses for loss of profit and fertilizer costs incurred to the date of the agreement from a requested crop rotation change.  As of September 30, 2005, the Company has incurred and paid approximately $21,000 of these expenses.  In addition, the Company is responsible for any crop damages that may occur as a result of plant site exploration subsequent to the planting of the crop.

The Company has an agreement to compensate the original two members of the Company for development fees in a total sum of 1% of the total project cost to be paid in member units in exchange for their efforts to organize and develop the project.  These fees are currently estimated at $1,325,000 or 132,500 units of which 125,000 units were issued on May 19, 2005 and any additional units will be issued and earned upon substantial completion of construction of the plant based on the actual project costs.  These membership units will be considered restricted until certain requirements within the agreement are reached.  If the Company files Articles of Dissolution or another event prevents successful ethanol production by the Company, these members will be required to return the restricted units to the Company without payment of consideration.

In April 2005, the Company entered into an environmental permitting consulting agreement with an unrelated party under a time and materials payment basis with total costs estimated to be between $31,700 and $51,700.  As of September 30, 2005, the Company has incurred approximately $16,000.

In June 2005, the Company entered into an 18-month operating lease for office space beginning July 1, 2005 and ending November 30, 2006.  Lease terms consist of $700 monthly payments plus Company reimbursement of mutually agreed upon leasehold improvements made by the Lessor in excess of $5,000.  Minimum lease payments in future years ending September 30, 2006 and 2007 will equal $8,400 and $1,400, respectively.

In June 2005 the Company retained the services of a legal firm specializing in the areas of environmental permitting, securities, tax incentives and financing at an initial retainer of $7,500.

In September 2005, the Company entered into an engineering services agreement with a party related to the Company’s design builder and contractor for Phase I and Phase II of the construction process.  Payment for these services will entail a fixed fee of $92,500 with this full amount being included in and credited to the design-build agreement’s contract price.  The fixed fee will be paid in monthly billings based on a project percent complete basis.

NOTE E:  SUBSEQUENT EVENT

In November 2005, the Company entered into an agreement with an investment broker/placement agent for structure and placement of certificates evidencing a proportionate interest in a Tax Increment Revenue Note of approximately $7,700,000.  The Company paid a non-refundable retainer of $10,000 which will be credited against the fee of 1.5% of the note which is payable at the closing of the note.  The Company is also responsible for all legal fees associated with this note.  The agreement shall terminate at the end of 120 days unless renewed and extended in writing by both parties.

In December 2005, the Company received a commitment from a lender for a $58,500,000 term loan and a $21,000,000 revolving loan which would be available through 2014 and 2017, respectively.  The commitment also includes an annually renewable $5,000,000 seasonal operating loan.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED BIOENERGY, LLC

/s/ Revis L. Stephenson, III
Revis L. Stephenson, III
Date: 02/08/06	Chairman and Director (Principal Executive Officer)

/s/ Robert W. Holmes
Robert W. Holmes
Date: 02/08/06	Treasurer and Director (Principal Financial and Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Revis L. Stephenson, III
Revis L. Stephenson, III
Date: 02/08/06	Chairman and Director (Principal Executive Officer)

/s/ Robert W. Holmes
Robert W. Holmes
Date: 02/08/06	Treasurer and Director (Principal Financial and Accounting Officer)

/s/ Larry L. Cerny
Date: 02/08/06	Larry L. Cerny, Secretary and Director

/s/ John E. Lovegrove
Date: 02/08/06	John E. Lovegrove, Director

/s/ Robert E. Bettger
Date: 02/08/06	Robert E. Bettger, Director

/s/ John T. Porter
Date: 02/08/06	John T. Porter, Director

/s/ Troy Otte
Date: 02/08/06	Troy Otte, Director

/s/ Richard Hughes
Date: 02/08/06	Richard Hughes, Director

/s/ Keith Spohn
Date: 02/08/06	Keith Spohn, Director

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Exhibit Title

31.1	Certificate pursuant to 17 CFR 240.13(a)-14(a).

31.2	Certificate pursuant to 17 CFR 240.13(a)-14(a).

32.1	Certificate pursuant to 18 U.S.C. Section 1350.

32.2	Certificate pursuant to 18 U.S.C. Section 1350.